EXHIBIT 23.2
Consent of Independent Registered Public Accounting Firm

The Partners
Duke Realty Limited Partnership:
We consent to the incorporation by reference in the registration statement on Form S-3 No. 333-203744-01 of Duke Realty Limited Partnership of our report dated February 16, 2018, with respect to the consolidated balance sheets of Duke Realty Limited Partnership and subsidiaries as of December 31, 2017 and 2016, and the related consolidated statements of operations and comprehensive income, cash flows, and changes in equity for each of the years in the three-year period ended December 31, 2017, the related notes and financial statement schedule III, and the effectiveness of internal control over financial reporting as of December 31, 2017, which report appears in the December 31, 2017 combined annual report on Form 10-K of Duke Realty Corporation and Duke Realty Limited Partnership.

/s/ KPMG LLP

Indianapolis, Indiana
February 16, 2018